CENTRAL EUROPEAN DISTRIBUTION CORPORATION

www.cedc.com

Ul. Bobrowiecka 6	3000 Atrium Way, Suite 265
02-728 Warsaw, Poland	Mt. Laurel, NJ 08054
Telephone: 48-22-488-3400	Telephone: (856) 273-6980
Fax: 48-22-488-3410	Fax: (856) 273-6996

May 9, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Mr. John Reynolds

RE:	Central European Distribution Corporation

Request to Withdraw Preliminary Proxy Statement on Schedule 14A and Amendments

File No. 001-35293

Dear Mr. Reynolds,

Central European Distribution Corporation (the “Company”), a Delaware Corporation, hereby respectfully requests the immediate withdrawal of the Preliminary Proxy Statement on Schedule 14A, originally filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on February 28, 2013 (File No. 001-35293), along with any amendments and exhibits thereto (collectively referred to as the “Proxy Statement”).

The Company originally filed the Proxy Statement to solicit the approval by its stockholders of certain amendments to its certificate of incorporation and of the issuance of common stock in connection with its offer to exchange (the “Exchange Offer”) newly issued common stock of the Company for its Convertible Senior Notes due 2013. The Exchange Offer was cancelled on March 18, 2013. Thus, no amendments to the Company’s certificate of incorporation and no issuance of new common stock in connection with the Exchange Offer will take place.

The Company does not intend to amend or finalize the Proxy Statement and requests that the Commission discontinue its review thereof.

Sincerely,

/s/ Grant Winterton
Grant Winterton
Chief Executive Officer